UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

Imperalis Holding Corp.

(Name of Registrant as Specified In Its Charter)

000-52140

(Commission File Number)

Nevada	20-5648820
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11411 Southern Highlands Pkwy., Suite 240, Las Vegas, NV 89141

(Address of Principal Executive Offices)

Tel: (949) 444-5464

(Registrant’s Telephone Number)

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

IMPERALIS HOLDING CORP.

11411 Southern Highlands Pkwy., Suite 240, Las Vegas, NV 89141

Information Statement Pursuant to Section 14(f) of the

Securities Exchange Act of 1934 and

Rule 14f-1 Thereunder

Notice of Proposed Change in the

Majority of the Board of Directors

INTRODUCTION

This Information Statement is being mailed on or about December 23, 2021 by Imperalis Holding Corp. (the "Company") to the holders of record of shares of its common stock.   This information statement (“Information Statement”) is provided to you for information purposes only. We are not soliciting proxies in connection with the items described in this Information Statement.  You are urged to read this Information Statement carefully.  You are not, however, required to take any action.

On December 16, 2021 (the “Closing Date”), Vincent Andreula, Michael Andreula and Kristie Andreula, each a stockholder of the Company, entered into a stock purchase agreement (the “Stock Purchase Agreement”) with BitNile, Inc. (“BitNile”). As a result of the Stock Purchase Agreement, BitNile owns approximately 90% of the Company’s common stock. BitNile paid consideration of two hundred thousand dollars ($200,000). The consummation of the transactions contemplated by the Stock Purchase Agreement resulted in a change in control of the Company, with BitNile becoming the Company’s largest controlling stockholder.

On the Closing Date, Messrs. Vincent Andreula and Michael Andreula, and Ms. Kristie Andreula resigned as the Company’s officers. In addition, Mr. Vincent Andreula resigned as director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of this Information Statement to the Company’s stockholders. On the Closing Date, the Company appointed Henry C.W. Nisser as its Chief Executive Officer and a Director and David J. Katzoff as its Chief Financial Officer, Secretary and Treasurer. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the appointment of the new director.

CERTAIN INFORMATION REGARDING THE COMPANY

Voting Securities

There is currently one class of voting securities of the Company entitled to be voted at a meeting, or by written consents or authorizations if no meeting is held. As of the date of this Information Statement, the Company’s authorized capital stock included 200,000,000 shares of common stock, of which 143,037,383 shares are issued and outstanding.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership of the Company’s outstanding common stock following the consummation of the Stock Purchase Agreement by (i) any holder of more than five (5%) percent; (ii) each of the named executive officers, directors, and director nominees; and (iii) our directors, director nominees and named executive officers as a group. Except as otherwise indicated, each of the stockholders listed below has sole voting and investment power over the shares beneficially owned.

Unless otherwise indicated in the footnotes to the following table, each person named in the table has sole voting and investment power and that person’s address is c/o Imperalis Holding Corp., 11411 Southern Highlands Parkway, Suite 240, Las Vegas, NV 89141.

NAME OF OWNER	TITLE OF CLASS	NUMBER OF SHARES OWNED (1)	PERCENTAGE OF COMMON STOCK
Henry C.W. Nisser	Common Stock	0	*
David J. Katzoff	Common Stock	0	*
Officers and Directors as a Group (2 persons)	Common Stock	0	*

BitNile, Inc.	Common Stock	129,363,756	90.44%

___________________________

* Denotes less than 1%

(1)	Beneficial ownership percentages are calculated based on 143,037,383 shares of common stock issued and outstanding. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act.

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CURRENT DIRECTORS AND EXECUTIVE OFFICERS

On the Closing Date, Messrs. Vincent Andreula and Michael Andreula, and Ms. Kristie Andreula resigned as the Company’s officers. In addition, Mr. Vincent Andreula resigned as director on the Closing Date and his resignation is to be effective upon the 10th day after the mailing of this Information Statement to the Company’s stockholders. On the Closing Date, the Company appointed Henry C.W. Nisser as its Chief Executive Officer and a Director and David J. Katzoff as its Chief Financial Officer, Secretary and Treasurer. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company.

Neither Messrs. Nisser or Katzoff has a direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K. At this time, the Company does not have any written employment agreements or other formal compensation agreements with our new officers and directors. Compensation arrangements are the subject of ongoing development and the Company will disclose any compensatory arrangements entered into in the future.

The biographical information of our current officers and directors is below:

Name	Age	Position
Henry C.W. Nisser	53	Chief Executive Officer and Director
David J. Katzoff	60	Chief Financial Officer, Secretary and Treasurer
Vincent Andreula	44	Director [1]

1 Mr. Andreula resigned as Director on December 16, 2021, a resignation that is effective upon the 10th day after the mailing of the Company’s information statement on Schedule 14f-1 to the Company’s stockholders.

Set forth below is certain information with respect to the above-named officers and directors:

Henry Nisser has served as General Counsel of BitNile Holdings, Inc. (“BitNile Holdings”) since May 2019, as a Director since September 2020 and President since January 2021. Between May 2019 and January 2021, Mr. Nisser also served as Executive Vice President. BitNile Holdings is the parent company of BitNile and DPL. Mr. Nisser is also the President, General Counsel and a Director of Ault Disruptive Technologies Corporation. Mr. Nisser has served as the Executive Vice President and General Counsel of Alzamend Neuro, Inc. (“Alzamend”) on a part-time basis since May 2019, and has been a director of that company since September 2020. Mr. Nisser has also been the Executive Vice President and General Counsel of Avalanche International Corp. since May 2019. Prior to joining BitNile Holdings and these companies, Mr. Nisser practiced law at the New York law firm Sichenzia Ross Ference LLP from October 2011 to April 2019, concentrating on national and international corporate law, with a focus on U.S. federal securities law compliance, mergers and acquisitions, equity and debt financings, and corporate governance. Mr. Nisser earned a B.A. degree in international relations and economics from Connecticut College and an LL.B. from University of Buckingham School of Law in the United Kingdom.

David Katzoff has served as Senior Vice President of Finance of BitNile Holdings since January 2019. Mr. Katzoff joined Alzamend on a part-time basis in November 2019, serving as its Senior Vice President of Operations from November 2019 to December 2020, and currently serves as its Chief Operating Officer since December 2020. From 2015 to 2018, Mr. Katzoff served as Chief Financial Officer of Lumina Media, LLC, a privately-held media company and publisher of life-style publications. From 2003 to 2017, Mr. Katzoff served a Vice President of Finance of Local Corporation, a publicly-held local search company. Mr. Katzoff received a B.S. degree in Business Management from the University of California at Davis.

Vincent Andreula has served as a director since joining the Company in December 2017. Between December 2017 and December 2021, he also served as our Chief Executive Officer and Chief Financial Officer. Mr. Andreula is an entrepreneur who has owned multiple businesses. Previously, Mr. Andreula was with Spencer Edwards and served as a Vice President at Capital One; a Fortune 500 company.

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Terms of Office

Our directors are appointed for one year terms in accordance with our charter documents and hold office until the earlier of: (i) the next annual meeting of our stockholders, (ii) until they are removed from the board or (iii) until they resign.

Family Relationships

None.

Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting his involvement in any type of business, securities or banking activities or to be associated with any person practicing in banking or securities activities;

4.	being found by a court of competent jurisdiction in a civil action, the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

5.	being subject of, or a party to, any federal or state judicial or administrative order, judgment decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.	being subject of or party to any sanction or order, not subsequently reversed, suspended, or vacated, of any self-regulatory organization, any registered entity or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Change of Control Arrangements

We have no pension or compensatory plans or other arrangements which provide for compensation to our directors or officers in the event of a change in our control. There are no arrangements known to us the operation of which may at a later date result in a change in control of our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as described above, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company is to be a party, in which any promoter or founder, or any member of the immediate family of any of the foregoing persons, had a material interest.

Review, Approval and Ratification of Related Party Transactions

We have not adopted formal policies and procedures for the review, approval or ratification of related party transactions with our executive officers, directors and principal stockholders.

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CORPORATE GOVERNANCE

Director Independence

We do not have any independent directors.

Board Committees

Our Board does not have any committees, as companies whose securities are not traded on a national exchange are not required to have Board committees. However, at such time in the future that we appoint independent directors on our Board, we expect to form the appropriate Board committees and identity an audit committee financial expert. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and review and approve the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risk related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Director Nominations

There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. The Board of Directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of the Company’s development, a specific nominating policy would be premature and of little assistance until the Company’s business operations are at a more advanced level.

Shareholder Communication with the Board

The Board of Directors does not currently provide a process for shareholders to send communications to the Board of Directors because management of the Company believes that until this point it has been premature to develop such processes given the limited liquidity of the common stock of the Company. However, the new management of the Company may establish a process for shareholder communications in the future.

COMPENSATION OF DIRECTORS AND OFFICERS

Officer Compensation

The Company did not pay any compensation to its named executive officers in the 2020 or 2019 fiscal years.

Outstanding Equity Awards at Fiscal Year-End Table

None.

Employment Agreements with Executive Officers

None.

Director Compensation

The Company did not pay any compensation to its director in the 2020 fiscal year.

Stock Option Plans

Currently, there is no equity compensation plan in place.

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WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the SEC. These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the any transaction referred to herein. No vote or other action is being requested of the Company’s stockholders and no dissenters’ rights are available. This Information Statement is provided for informational purposes only. This Information Statement has been filed with the Securities and Exchange Commission and is available electronically on EDGAR at www.sec.gov.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMPERALIS HOLDING CORP.

December 22, 2021	/s/ HENRY C.W. NISSER
Henry C.W. Nisser
Chief Executive Officer

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